

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Matthew Rymer
Principal Executive Officer
Permianville Royalty Trust
601 Travis St
16th Floor
Houston, TX 77002

   **Re: Permianville Royalty Trust**
     **Registration Statement on Form S-3**
     **Filed June 22, 2022**
     **File No. 333-265777**

Dear Mr. Rymer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Julian J. Seiguer, Esq.